SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  August 10, 2006

                                                            By:  /s/ Andrew M. Archibald_______

                                                                   Andrew M. Archibald, C.A., CFO

Industry Canada

Industrie Canada

Certificate

Certificat

of Amendment

de modification

Canada Business

Loi canadienne sur

Corporations Act

les societes par actions

INTERTAPE POLYMER GROUP INC.
LE GROUPE INTERTAPE POLYMER INC.	295104-5
__________________________________________ Name of corporation-Denomination de la societe	___________________________________________ Corporation number-Numero de la societe
I hereby certify that the articles of the above-named corporation were amended:	Je certifie que les statuts de la societe susmentionnee ont ete modifies:
a) under section 13 of the Canada ☐ Business Corporations Act in accordance with the attached notice;	a) en vertu de l’article 13 de la Loi canadienne sur les societes par actions, conformement a l’avis ci-joint;
b) under section 27 of the Canada ☐ Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	b) en vertu de l’article 27 de la Loi canadienne sur les societes par actions, tel qu’il est indique dans les clauses modificatrices ci-jointes designant une serie d’actions;
c) under section 179 of the Canada ☒ Business Corporations Act as set out in the attached articles of amendment;	c) en vertu de l’article 179 de la Loi canadienne sur les societes par actions, tel qu’il est indique dans les clauses modificatrices ci-jointes;
d) under section 191 of the Canada ☐ Business Corporations Act as set out in the attached articles of reorganization;	d) en vertu de l’article 191 de la Loi canadienne sur les societes par actions, tel qu’il est indique dans les clauses de reorganisation ci-jointes;
/s/ Richard G. Shaw Richard G. Shaw Director - Directeur	August 8, 2006 / le 8 aout 2006
Date of Amendment – Date de modification

Canada